UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PENFORD CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

707051108

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 707051108	13D	Page 2 of 8

1.	Name of Reporting Persons. Zell Credit Opportunities Side Fund, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 707051108	13D	Page 3 of 8

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 707051108	13D	Page 4 of 8

EXPLANATORY NOTE: This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Penford Corporation, a Washington corporation (the “Issuer”), which has its principal executive office at 7094 South Revere Parkway, Centennial, Colorado 80112-3932. This Amendment No. 4 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on April 19, 2012, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on April 17, 2012 and Amendment No. 3 to Schedule 13D filed on May 10, 2012 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed by Zell Credit Opportunities Side Fund, L.P., a Delaware limited partnership (“Side Fund”) and its general partner, Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). Side Fund and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”. The principal business of each of the Reporting Persons is investments.

The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Senior Managing Director of Chai Trust.
Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker.
JoAnn Zell	Senior Managing Director of Chai Trust. Mrs. Zell is a physician.
Matthew Zell	Senior Managing Director of Chai Trust and a Managing Director of the Equity Group Investments division of Chai Trust (“EGI”).
Robert M. Levin	Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President—Taxes of EGI.
Philip Tinkler	Chief Financial Officer of Chai Trust and Chief Financial Officer and Chief Operating Officer of EGI.
Jonathan D. Wasserman	Senior Managing Director of Chai Trust. Mr. Wasserman is Chief Legal Officer of EGI.

The business address of each Reporting Person, Donald Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell, James Bunegar, Philip Tinkler and Jonathan Wasserman is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer or director listed in Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the officers and managing directors of Chai Trust are United States citizens.

CUSIP No. 707051108	13D	Page 5 of 8

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As a result of the transactions described in Item 5(c) below, as of July 15, 2014, neither Side Fund nor Chai Trust beneficially own any shares of Common Stock. No other person referenced in Item 2 of the Schedule 13D beneficially owns any shares of Common Stock.

(c) Except as described in this Item 5(c), during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons. On July 14, 2014, Side Fund sold an aggregate of 455,276 shares of the Common Stock including 100,000 shares of Common Stock sold in a block trade for $12.00 per share; and 355,276 shares in open market transactions at a weighted average price of $12.01003 per share. The shares were sold in multiple transactions at prices ranging from $11.97 to $12.21 per share. The Reporting Persons will provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares of Common Stock purchased at each separate price.

On July 15, 2015, Side Fund sold an aggregate of 768,303 shares of Common Stock including 767,603 shares of Common Stock sold in a block trade for $11.40 per share; and the following amounts in open market transactions; 500 shares for $11.41 per share; 100 shares for $11.48 per share and 100 shares for $11.49 per share.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) As of July 15, 2014, each of Side Fund and Chai Trust ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1: Amended and Restated Joint Filing Agreement dated as of July 16, 2014.

CUSIP No. 707051108	13D	Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 16, 2014

ZELL CREDIT OPPORTUNITIES SIDE FUND, L.P. By: Chai Trust Company, LLC, its general partner CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D/A with respect to the Common Stock, par value $1.00 per share, of Penford Corporation, a Washington corporation and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: July 16, 2014

ZELL CREDIT OPPORTUNITIES SIDE FUND, L.P. By: Chai Trust Company, LLC, its general partner CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer